SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 12)

Energy West, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29274A-10-5

(CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
20th Fl., Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29274A-10-5			Page 2 of 4

1.	Name of Reporting Person: Richard M. Osborne		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 604,607

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 604,607

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 604,607

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29274A-10-5

     This Amendment No. 12 to Schedule 13D is filed on behalf of Richard M. Osborne relating to the acquisition of shares of common stock, par value $0.15 per share (the “Shares”), of Energy West, Incorporated, a Montana corporation (“Energy West”).

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is amended and supplemented as follows:

     Mr. Osborne purchased the Shares for the aggregate purchase price of $514,080 with his personal funds.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) of Schedule 13D are amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission (“SEC”) by Energy West, there are 2,912,564 Shares outstanding, including the Shares issued by Energy West in a private placement as set forth in the Current Report on Form 8-K filed with the SEC by Energy West on May 27, 2005.

     Mr. Osborne beneficially owns 604,607 Shares, or approximately 20.8% of the outstanding Shares.

     (c) On May 25, 2005, Mr. Osborne purchased 64,260 Shares from Energy West for the aggregate purchase price of $514,080. The Shares were purchased in a private placement.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2005

/s/ Richard M. Osborne

Richard M. Osborne